EXHIBIT 4.12

AMENDED AND RESTATED SWING LINE NOTE

$3,000,000.00	New York, New York
October 28, 2010

FOR VALUE RECEIVED, the undersigned, NAPCO SECURITY TECHNOLOGIES, INC., a Delaware corporation (the “Company”), hereby unconditionally promises to pay to the order of HSBC BANK USA, NATIONAL ASSOCIATION or its registered assigns (the “Lender”) at the office of HSBC BANK USA, NATIONAL ASSOCIATION located at 8 East 40th Street, 3rd Floor, New York, New York 10016, in lawful money of the United States of America and in immediately available funds, on the Revolving Credit Termination Date the principal amount of (a) THREE MILLION DOLLARS AND 00/100 ($3,000,000.00) or, if less, (b) the aggregate unpaid principal amount of all Swing Line Loans made by the Lender to the Company pursuant to subsection 2.8 of the Credit Agreement, as hereinafter defined.  The Company further agrees to pay interest in like money at such office on the unpaid principal amount hereof from time to time outstanding at the rates and on the dates specified in subsection 4.1 of such Credit Agreement.

The holder of this Note is authorized to endorse on the schedules annexed hereto and made a part hereof or on a continuation thereof which shall be attached hereto and made a part hereof the date and amount of each Swing Line Loan made by the Lender pursuant to the Credit Agreement and the date and amount of each payment or prepayment of principal thereof.  Each such endorsement shall constitute prima facie evidence of the accuracy of the information endorsed.  The failure to make any such endorsement shall not affect the obligations of the Company in respect of such Swing Line Loan.

This Note (a) is the Swing Line Note referred to in the Second Amended and Restated Credit Agreement dated as of October 28, 2010 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among the Company, the Loan Parties party thereto, the Lenders from time to time parties thereto, HSBC BANK USA, NATIONAL ASSOCIATION as Administrative Agent and Collateral Agent, (b) is subject to the provisions of the Credit Agreement and (c) is subject to optional and mandatory prepayment in whole or in part as provided in the Credit Agreement.  This Note is secured and guaranteed as provided in the Loan Documents.  Reference is hereby made to the Loan Documents for a description of the properties and assets in which a security interest has been granted, the nature and extent of the security and the guarantees, the terms and conditions upon which the security interests and each guarantee were granted and the rights of the holder of this Note in respect thereof.

Upon the occurrence of any one or more of the Events of Default, all amounts then remaining unpaid on this Note shall become, or may be declared to be, immediately due and payable, all as provided in the Credit Agreement.

All parties now and hereafter liable with respect to this Note, whether maker, principal, surety, guarantor, endorser or otherwise, hereby waive presentment, demand, protest and all other notices of any kind.

Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

This Note amends and restates in its entirety (and is used in substitution for but not in satisfaction of) that certain Swing Line Note dated August 18, 2008 in the original principal amount of $5,000,000 issued by the Company in favor of Lender.

THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

NAPCO SECURITY TECHNOLOGIES, INC.

By: /s/KEVIN S BUCHEL
Name:KEVIN S BUCHEL
Title:SENIOR VP

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